Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2024 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 3 28 October 2024 SANTANDER UK GROUP HOLDINGS PLC Third Quarter 2024 Results Announcement Santander UK Group Holdings plc intends to delay its third quarter 2024 results announcement which was scheduled to take place on Tuesday 29 October 2024. This follows the publication of the judgment of the Court of Appeal in the joined appeals of Johnson, Wrench and Hopcraft on Friday 25 October 2024 in relation to disclosure to consumers of dealer commissions on motor finance transactions (the Judgment). The Court of Appeal determined that a motor dealer who arranges finance for a customer owes certain duties to disclose to the customer commission from lenders, and that lenders will be liable for non- disclosure by the dealer. It also found an unfair relationship existed on the facts of one case. The Judgment sets a higher bar for the disclosure of and consent to the existence, nature and amount of any commission paid by a lender than had been understood prior to the decision to be required under FCA or other regulatory guidance and previous legal authorities. As such, Santander UK Group Holdings plc disagrees with the conclusions reached by the Court and notes that, whilst the Judgment may set a precedent for similar claims, both defendant firms have publicly announced they will appeal the Judgment to the UK Supreme Court. It is not practicable to reliably estimate at this point in time the extent of any potential financial impact. However, Santander UK Group Holdings plc is taking time to consider the Judgment and the potential exposure it creates for the Santander UK Group. -Ends- For further information, please contact: Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2024, the bank had around 19,600 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first quarter of 2024, Banco Santander had €1.3 trillion in total funds, 166 million customers, 8,400 branches and 211,000 employees.

Page 3 of 3 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: /s/ John Mills Name: John Mills Title: Company Secretary Dated: October 29, 2024